TIM HORTONS INC.

874 Sinclair Road

Oakville, Ontario, Canada, L6K 2Y1

(905) 845-6511

August 7, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	John Stickel, Attorney Advisor
Division of Corporation Finance

Re:	Tim Hortons Inc.
Form S-4 originally filed June 29, 2009
Registration No. 333-160286

Acceleration Request

Requested Date: August 12, 2009

Requested Time: 4:30 p.m. E.D.T.

Ladies and Gentlemen:

Tim Hortons Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare effective the above-captioned Registration Statement on Form S-4 at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TIM HORTONS INC.

By:	/s/ Jill E. Aebker
Jill E. Aebker
Associate General Counsel and Secretary